Exhibit 99.1

Castor Maritime Inc. Reports Net Income of $2.8 Million for the Three Months Ended September 30, 2024 and Net income of $48.0 Million for the Nine Months Ended September 30, 2024

Limassol, Cyprus, November 7, 2024 – Castor Maritime Inc. (NASDAQ: CTRM) (“Castor” or the “Company”), a diversified global shipping company, today announced its results for the three months and nine months ended September 30, 2024.

Earnings Highlights of the Third Quarter Ended September 30, 2024:

■	Total vessel revenues: $13.4 million for the three months ended September 30, 2024, as compared to $21.4 million for the three months ended September 30, 2023, or a 37.4% decrease;
■	Net income of $2.8 million for the three months ended September 30, 2024, as compared to net loss of $5.4 million for the three months ended September 30, 2023, or a 151.9% increase;
■	Earnings/(loss) per common share, basic: $0.21 per share for the three months ended September 30, 2024, as compared to $(0.60) per share for the three months ended September 30, 2023;
■	EBITDA(1): $5.0 million for the three months ended September 30, 2024, as compared to $2.5 million for the three months ended September 30, 2023;
■	Adjusted EBITDA(1): $6.8 million for the three months ended September 30, 2024, as compared to $10.9 million for the three months ended September 30, 2023;
■	Cash and restricted cash of $171.5 million as of September 30, 2024, as compared to $120.9 million as of December 31, 2023; and
■	Acquisition of the Company’s first Ultramax bulk carrier, the M/V Magic Celeste, on August 16, 2024, after entering into an agreement to purchase the vessel on July 16, 2024 for $25.5 million.

Earnings Highlights of the Nine Months Ended September 30, 2024:

■
Total vessel revenues from continuing operations: $50.1 million for the nine months ended September 30, 2024, as compared to $71.2 million for the nine months ended September 30, 2023, or a 29.6% decrease;

■
Net income from continuing operations: $48.0 million for the nine months ended September 30, 2024, as compared to net loss of $3.7 million for the nine months ended September 30, 2023, or a 1,397.3% increase;

■	Net income of $48.0 million for the nine months ended September 30, 2024, as compared to $13.6 million for the nine months ended September 30, 2023, or a 252.9% increase;
■
Earnings/(loss) per common share, basic from continuing operations: $4.73 per share for the nine months ended September 30, 2024, as compared to $(0.44) per share for the nine months ended September 30, 2023;

■	EBITDA from continuing operations(1): $58.3 million for the nine months ended September 30, 2024, as compared to $20.2 million for the nine months ended September 30, 2023; and
■	Adjusted EBITDA from continuing operations(1): $48.9 million for the nine months ended September 30, 2024, as compared to $33.7 million for the nine months ended September 30, 2023.

(1)
EBITDA and Adjusted EBITDA are not recognized measures under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of these measures to Net income / (Loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary Third Quarter 2024:

Mr. Petros Panagiotidis, Chief Executive Officer of Castor, commented:

“In the third quarter of 2024, we continued to enjoy robust cash flows from operations which allowed us to invest in modern vessels to expand our fleet and further reduce our debt and strengthen our balance sheet.

In September, we repaid the vast majority of our debt, reducing our finance costs further and announced the acquisition of one Kamsarmax bulk carrier and one containership vessel, all of which have since been delivered, increasing our fleet size to 13 vessels today from ten at the end of June 2024.

As our liquidity position remains substantial, we remain committed to our growth trajectory by seeking further opportunities in the shipping space, including opportunities to modernize our fleet.”

Earnings Commentary:

Third Quarter ended September 30, 2024, and 2023, Results

Total vessel revenues for the three months ended September 30, 2024, decreased to $13.4 million from $21.4 million in the same period of 2023. This variation was mainly driven by the decrease in our Available Days (defined below) from 1,859 days in the three months ended September 30, 2023, to 929 days in the three months ended September 30, 2024, following the sale of seven dry bulk vessels during the six months ended June 30, 2024 and the sale of three dry bulk vessels in the fourth quarter of 2023, as partially offset by the acquisition of the M/V Magic Celeste on August 16, 2024. This decrease in Available Days was partially offset by an increase in prevailing charter rates of our dry bulk vessels.

There was a decrease in voyage expenses to $1.0 million in the three months ended September 30, 2024, from $1.3 million in the same period of 2023, which was mainly associated with a decrease in bunkers consumption.

Vessel operating expenses decreased by $4.9 million to $5.2 million in the three months ended September 30, 2024 from $10.1 million in the same period of 2023, mainly reflecting the decrease in the Ownership Days of our fleet to 966 days in the three months ended September 30, 2024, from 1,859 days in the same period in 2023.

Management fees in the three months ended September 30, 2024 amounted to $1.1 million, whereas in the same period of 2023, management fees totaled $1.8 million. This decrease in management fees is due to the decrease in the total number of Ownership Days for which our managers charge us a daily management fee following the sales of the dry bulk vessels mentioned above, partly offset by a management fee adjustment for inflation under our Amended and Restated Master Management Agreement with effect from July 1, 2024.

The decrease in depreciation and amortization costs by $2.2 million to $3.7 million in the three months ended September 30, 2024, from $5.9 million in the same period of 2023, mainly reflects the decrease in our Ownership Days following the sale of seven dry bulk vessels during the six months ended June 30, 2024 and the sale of three dry bulk vessels in the fourth quarter of 2023.

General and administrative expenses in the three months ended September 30, 2024, amounted to $1.5 million, whereas, in the same period of 2023, general and administrative expenses totaled $1.6 million. This decrease mainly stemmed from lower professional fees during the period.

During the three months ended September 30, 2024, we incurred net interest costs and finance costs amounting to $(1.5) million compared to $1.9 million during the same period in 2023. The decrease is due to the drop in our weighted average indebtedness, as well as an increase in interest income we earned from our time and cash deposits due to increased cash balances during the three months ended September 30, 2024, as compared with the same period of 2023.

Other income, net in the three months ended September 30, 2024, amounted to $0.4 million, which includes (i) a loss of $1.8 million from our investments in listed equity securities, (ii) dividend income on equity securities of $1.8 million and (iii) dividend income of $0.4 million from our investment in 140,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro Corp. (the “Toro Series A Preferred Shares”).

Other income/(expenses), net in the three months ended September 30, 2023, amounted to $(7.2) million, which mainly includes the unrealized loss of $8.4 million from revaluing our investments in listed equity securities at period end market rates. Other expenses in the three months ended September 30, 2023 were partially offset by dividend income on equity securities of $0.8 million and dividend income of $0.4 million from our investment in the Toro Series A Preferred Shares.

Recent Financial Developments Commentary:

Liquidity/Financing/Cash flow update

Our consolidated cash position (including our restricted cash) as of September 30, 2024, increased by $50.6 million to $171.5 million, as compared to our cash position on December 31, 2023, which amounted to $120.9 million. The increase was mainly the result of: (i) $31.6 million of net operating cash flows received during the nine months ended September 30, 2024, (ii) $107.9 million inflow of net proceeds from the sales of the M/V Magic Moon, M/V Magic Nova, M/V Magic Orion, M/V Magic Nebula, M/V Magic Venus, M/V Magic Vela and M/V Magic Horizon, (iii) net inflows of $28.0 million associated with the purchase and sale of equity securities and inflows of $1.4 million of proceeds from a claim, offset by (iv) $25.5 million associated with the acquisition of the M/V Magic Celeste and $4.7 million advances for the acquisition of the M/V Raphaela and M/V Magic Ariel, (v) $1.9 million of dividends paid on the Series D Preferred Shares, (vi) $85.0 million for scheduled principal repayments, early prepayments in connection with the sale of vessels and voluntary prepayments, on our debt and (vii) $1.1 million for payments related to the repurchase in May 2024 of our outstanding Common Share Purchase Warrants issued on April 7, 2021.

As of September 30, 2024, our total debt, gross of unamortized deferred loan fees, was $1.6 million, all of which is repayable within one year, as compared to $86.6 million of gross total debt as of December 31, 2023, a decline mainly due to prepayments in connection with vessel dispositions and voluntary prepayments of our long term debt.

Loan prepayments

On August 7, 2024, we prepaid in full the amount of $14.6 million remaining outstanding under the $22.5 million senior secured term loan facility with Chailease International Financial Services (Singapore) Pte., Ltd., secured against two containership vessels (the M/V Ariana A and M/V Gabriela A).

On September 3, 2024, we prepaid in full the amount of $10.6 million remaining outstanding under the $55.0 million senior secured term loan facility with Deutsche Bank AG, secured against four dry bulk vessels (the M/V Magic Starlight, M/V Magic Mars, M/V Magic Pluto and M/V Magic Perseus).

On September 17, 2024, we prepaid in full the amount of $13.8 million remaining outstanding under the $40.75 million senior secured term loan facility with Hamburg Commercial Bank AG, secured against two dry bulk vessels (the M/V Magic Thunder and M/V Magic Eclipse).

Recent Business Developments Commentary:

Vessel Acquisitions

On July 16, 2024, we entered into an agreement with an unaffiliated third party to acquire a secondhand 2015-built Ultramax dry bulk carrier for a purchase price of $25.5 million. The M/V Magic Celeste was delivered to us on August 16, 2024. The acquisition was financed in its entirety with cash on hand.

On September 6, 2024, we entered into an agreement with an unaffiliated third party to acquire a secondhand 2008-built 1,850 TEU containership vessel, the M/V Raphaela, for a purchase price of $16.49 million. The vessel was delivered to us on October 3, 2024. The acquisition was financed in its entirety with cash on hand.

On September 19, 2024, we entered into an agreement with an unaffiliated third party to acquire a secondhand 2020-built Kamsarmax dry bulk carrier, the M/V Magic Ariel, for a purchase price of $29.95 million. The vessel was delivered to us on October 9, 2024. The acquisition was financed in its entirety with cash on hand.

Fleet Employment Status (as of November 7, 2024)

During the three months ended September 30, 2024, we operated on average 10.5 vessels earning a Daily TCE Rate(2) of $13,367 as compared to an average of 20.2 vessels earning a Daily TCE Rate(2) of $10,830 during the same period in 2023.

Our employment profile as of November 7, 2024 is presented immediately below.

(2) Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Dry Bulk Carriers
Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Type of Employment(1)	Daily Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Magic Thunder	Kamsarmax	83,375	2011	Japan	TC period	97% of BPI5TC (2)	-(5)	-(5)
Magic Perseus	Kamsarmax	82,158	2013	Japan	TC period	100% of BPI5TC	-(5)	-(5)
Magic Starlight	Kamsarmax	81,048	2015	China	TC period	98% of BPI5TC	-(5)	-(5)
Magic Ariel	Kamsarmax	81,845	2020	China	TC period	108% of BPI5TC	May-25(6)	-(5)
Magic Mars	Panamax	76,822	2014	Korea	TC period	102% of BPI4TC (3)	-(5)	-(5)
Magic P	Panamax	76,453	2004	Japan	TC period	96% of BPI4TC	-(5)	-(5)
Magic Eclipse	Panamax	74,940	2011	Japan	TC period	100% of BPI4TC	-(5)	-(5)
Magic Pluto	Panamax	74,940	2013	Japan	TC period	100% of BPI4TC	-(5)	-(5)
Magic Callisto	Panamax	74,930	2012	Japan	TC period	101% of BPI4TC	-(5)	-(5)
Magic Celeste	Ultramax	63,310	2015	China	TC period	111% of BSI10TC (4)	May-25(7)	-(5)

Containerships
Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate ($/day)	Estimated Redelivery Date
							Earliest	Latest
Ariana A	Containership	38,117	2005	Germany	TC period	$18,000	Jun-25	Aug-25
Gabriela A	Containership	38,121	2005	Germany	TC period	$17,000	Feb-25	May-25
Raphaela	Containership	26,811	2008	Turkey	TC period	$29,000	Feb-25(8)	Feb-25(8)

(1)	TC stands for time charter.
(2)
The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 5TC routes (“BPI5TC”) is a non-scrubber fitted 82,000mt dwt vessel (Kamsarmax) with specific age, speed–consumption, and design characteristics.

(3)
The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 4TC routes (“BPI4TC”) is a non-scrubber fitted 74,000mt dwt vessel (Panamax) with specific age, speed–consumption, and design characteristics.

(4)
The benchmark vessel used in the calculation of the average of the Baltic Supramax Index 10TC routes (“BSI10TC”) is a non-scrubber fitted 58,000mt dwt vessel (Supramax) with specific age, speed–consumption, and design characteristics.

(5)	In accordance with the prevailing charterparty, both parties (owners and charterers) have the option to terminate the charter by providing 3 months’ written notice to the other party.
(6)
The earliest redelivery under the prevailing charter party is 7 months after delivery. Thereafter, both owners and charterers have the option to terminate the charter by providing 3 months written notice to the other party.

(7)
The earliest redelivery under the prevailing charter party is 9 months after delivery. Thereafter, both owners and charterers have the option to terminate the charter by providing 3 months written notice to the other party.

(8)
The vessel has been fixed upon delivery under a time charter period contract of four months at $29,000 per day with earliest redelivery taking place in February 2025. On October 14, 2024, the vessel was fixed under a new time charter contract with a delivery date upon the redelivery of the vessel from the current employment, at a gross daily charter rate of $19,250 per day, with earliest redelivery in October 2025 and latest redelivery in December 2025.

Financial Results Overview of Continuing Operations:

Set forth below are selected financial data of our dry bulk and containerships segments (continuing operations) for each of the three and nine months ended September 30, 2024, and 2023, respectively:

	Three Months Ended		Nine Months Ended
(Expressed in U.S. dollars)	September 30, 2024 (unaudited)	September 30, 2023 (unaudited)	September 30, 2024 (unaudited)	September 30, 2023 (unaudited)
Total vessel revenues	$13,410,037	$21,404,903	$50,079,813	$71,151,984
Operating income	$981,382	$3,787,522	$28,438,066	$14,565,656
Net income / (loss), net of taxes	$2,836,455	$(5,387,321)	$48,021,812	$(3,710,568)
EBITDA(1)	$5,001,855	$2,511,214	$58,347,516	$20,232,425
Adjusted EBITDA(1)	$6,811,682	$10,874,129	$48,919,666	$33,702,767
Earnings per common share, basic	$0.21	$(0.60)	$4.73	$(0.44)
Earnings per common share, diluted	$0.14	$(0.60)	$2.28	$(0.44)

(1)
EBITDA and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of these measures to Net income / (loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data of our dry bulk and containership segments (continuing operations) for each of the three and nine months ended September 30, 2024, and 2023, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended September 30,		Nine Months Ended September 30,
(Expressed in U.S. dollars except for operational data)	2024	2023	2024	2023
Ownership Days(1)(7)	966	1,859	3,483	5,767
Available Days(2)(7)	929	1,859	3,446	5,743
Operating Days(3)(7)	929	1,848	3,412	5,717
Daily TCE Rate(4)	$13,367	$10,830	$13,661	$11,698
Fleet Utilization(5)	100%	99%	99%	100%
Daily vessel operating expenses(6)	$5,390	$5,455	$5,703	$5,517

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

CASTOR MARITIME INC.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
REVENUES
Total vessel revenues	$13,410,037	$21,404,903	$50,079,813	$71,151,984

EXPENSES
Voyage expenses (including commissions to related party)	(991,717)	(1,271,893)	(3,004,491)	(3,970,433)
Vessel operating expenses	(5,206,485)	(10,141,478)	(19,864,136)	(31,818,005)
Management fees - related parties	(1,051,578)	(1,832,974)	(3,538,270)	(5,448,799)
Depreciation and amortization	(3,660,974)	(5,923,845)	(11,048,829)	(17,225,392)
General and administrative expenses (including related party fees)	(1,502,919)	(1,597,077)	(4,889,990)	(4,402,153)
Gain/(loss) on sale of vessels	(14,982)	3,149,886	19,292,613	6,278,454
Gain from a claim	—	—	1,411,356	—
Operating income	$981,382	$3,787,522	$28,438,066	$14,565,656
Interest and finance costs, net (1)	1,500,652	(1,940,963)	822,812	(6,618,695)
Other income / (expenses), net	359,499	(7,200,153)	18,860,621	(11,558,623)
Income taxes	(5,078)	(33,727)	(99,687)	(98,906)
Net income / (loss) and comprehensive income / (loss) from continuing operations, net of taxes	$2,836,455	$(5,387,321)	$48,021,812	$(3,710,568)
Net income and comprehensive income from discontinued operations, net of taxes	$—	$—	$—	$17,339,332
Net income and comprehensive income	$2,836,455	$(5,387,321)	$48,021,812	$13,628,764
Dividend on Series D Preferred Shares	(638,889)	(381,944)	(1,902,778)	(381,944)
Deemed dividend on Series D Preferred Shares	(129,021)	(73,023)	(378,536)	(73,023)
Net income / (loss) attributable to common shareholders	$2,068,545	$(5,842,288)	$45,740,498	$13,173,797
Earnings / (loss) per common share, basic, continuing operations	$0.21	$(0.60)	$4.73	$(0.44)
Earnings / (loss) per common share, diluted, continuing operations	$0.14	$(0.60)	$2.28	$(0.44)
Earnings per common share, basic, discontinued operations	$—	$—	$—	$1.82
Earnings per common share, diluted, discontinued operations	$—	$—	$—	$1.82
Earnings / (loss) per common share, basic, Total	$0.21	$(0.60)	$4.73	$1.38
Earnings / (loss) per common share, diluted, Total	$0.14	$(0.60)	$2.28	$1.38
Weighted average number of common shares outstanding, basic	9,662,354	9,661,931	9,662,354	9,540,274
Weighted average number of common shares outstanding, diluted	20,483,690	9,661,931	21,069,515	9,540,274

(1)	Includes interest and finance costs and interest income, if any.

CASTOR MARITIME INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	September 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$171,277,315	$111,383,645
Restricted cash	250,000	2,327,502
Due from related parties	1,264,038	5,650,168
Assets held for sale	—	38,656,048
Other current assets	66,208,220	84,259,511
Total current assets	238,999,573	242,276,874

NON-CURRENT ASSETS:
Vessels, net	195,657,571	229,536,996
Advances for vessel acquisition	4,661,817	—
Restricted cash	—	7,190,000
Due from related parties	3,601,817	4,504,340
Investment in related party	117,552,691	117,537,135
Other non-currents assets	2,739,716	3,996,634
Total non-current assets	324,213,612	362,765,105
Total assets	563,213,185	605,041,979

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	1,616,624	17,679,295
Debt related to assets held for sale, net	—	2,406,648
Due to related parties, current	569,444	541,666
Other current liabilities	5,236,823	7,974,787
Total current liabilities	7,422,891	28,602,396
NON-CURRENT LIABILITIES:
Long-term debt, net	—	65,709,842
Total non-current liabilities	—	65,709,842
Total liabilities	7,422,891	94,312,238

MEZZANINE EQUITY
5.00% Series D fixed rate cumulative perpetual convertible preferred shares: 50,000 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively, aggregate liquidation preference of $50,000,000 as of September 30, 2024 and December 31, 2023, respectively	49,928,025	49,549,489
Total mezzanine equity	49,928,025	49,549,489

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 9,662,354 issued and outstanding as of September 30, 2024 and December 31, 2023	9,662	9,662
Series B Preferred Shares - 12,000 shares issued and outstanding as of September 30, 2024 and December 31, 2023	12	12
Additional paid-in capital	265,389,338	266,447,819
Retained Earnings	240,463,257	194,722,759
Total shareholders’ equity	505,862,269	461,180,252
Total liabilities, mezzanine equity and shareholders’ equity	$563,213,185	$605,041,979

CASTOR MARITIME INC.
Unaudited Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Nine months Ended September 30,
	2024	2023
Cash Flows provided by Operating Activities of continuing operations:
Net income	$48,021,812	$13,628,764
Less: Net income from discontinued operations, net of taxes	—	17,339,332
Net income / (loss) from continuing operations, net of taxes	48,021,812	(3,710,568)
Adjustments to reconcile net income / (loss) from continuing operations to net cash provided by Operating Activities:
Depreciation and amortization	11,048,829	17,225,392
Amortization and write off of deferred finance charges	806,143	672,441
Amortization of fair value of acquired time charters	265,173	1,835,735
Gain on sale of vessels	(19,292,613)	(6,278,454)
Straight line amortization of hire	(81,124)	—
Realized gain on sale of equity securities	(3,618,022)	(2,636)
Unrealized (gain)/ loss on equity securities	(9,427,850)	13,470,342
Gain from a claim	(1,411,356)	—
Changes in operating assets and liabilities:
Accounts receivable trade, net	2,377,420	234,631
Inventories	380,136	447,541
Due from/to related parties	5,273,097	(5,638,336)
Prepaid expenses and other assets	1,370,681	(958,289)
Other deferred charges	—	(42,490)
Accounts payable	(1,805,428)	(1,987,440)
Accrued liabilities	(963,255)	(1,603,572)
Deferred revenue	(946,834)	(712,255)
Dry-dock costs paid	(440,000)	(1,781,351)
Net Cash provided by Operating Activities from continuing operations	31,556,809	11,170,691

Cash flow provided by / (used in) Investing Activities of continuing operations:
Vessel acquisitions and other vessel improvements	(25,603,407)	(204,763)
Advances for vessel acquisitions	(4,653,537)	—
Purchase of equity securities	(18,116,221)	(72,211,450)
Proceeds from a claim	1,411,356	—
Proceeds from sale of equity securities	46,088,578	258,999
Net proceeds from sale of vessels	107,861,375	28,031,102
Advance received for sale of vessel	—	3,150,000
Net cash provided by / (used in) Investing Activities from continuing operations	106,988,144	(40,976,112)

Cash flows used in Financing Activities of continuing operations:
Gross proceeds from issuance of common shares	—	881,827
Common shares issuance expenses	—	(241,893)
Proceeds from Series D Preferred Shares, net of costs	—	49,853,193
Repurchase of warrants	(1,058,481)	—
Dividends paid on Series D Preferred Shares	(1,875,000)	—
Repayment of long-term debt	(84,985,304)	(38,185,300)
Payment of deferred financing costs	—	(25,178)
Proceeds received from Toro related to Spin-Off	—	2,694,647
Net cash used in Financing Activities from continuing operations	(87,918,785)	14,977,296

Cash flows of discontinued operations:
Net cash provided by Operating Activities from discontinued operations	—	20,409,041
Net cash used in Investing Activities from discontinued operations	—	(153,861)
Net cash used in Financing Activities from discontinued operations	—	(62,734,774)
Net cash used in discontinued operations	—	(42,479,594)

Net increase/(decrease) in cash, cash equivalents, and restricted cash	50,626,168	(57,307,719)
Cash, cash equivalents and restricted cash at the beginning of the period	120,901,147	152,307,420
Cash, cash equivalents and restricted cash at the end of the period	$171,527,315	$94,999,701

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter, or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

The following table reconciles the calculation of the Daily TCE Rate for our dry bulk and containership fleet (continuing operations) to Total vessel revenues (from continuing operations) for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended September 30,		Nine Months Ended September 30,
(In U.S. dollars, except for Available Days)	2024	2023	2024	2023
Total vessel revenues	$13,410,037	$21,404,903	$50,079,813	$71,151,984
Voyage expenses - including commissions to related party	(991,717)	(1,271,893)	(3,004,491)	(3,970,433)
TCE revenues	$12,418,320	$20,133,010	$47,075,322	$67,181,551
Available Days	$929	$1,859	$3,446	$5,743
Daily TCE Rate	$13,367	$10,830	$13,661	$11,698

EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA are not measures of financial performance under U.S. GAAP, do not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. Adjusted EBITDA represents EBITDA adjusted to exclude unrealized gain/loss on equity securities, which the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used as supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA and Adjusted EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes for EBITDA, and further excluding unrealized gains/loss on securities for Adjusted EBITDA, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as measures of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. Our basis of computing EBITDA and Adjusted EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies.

The following table reconciles EBITDA and Adjusted EBITDA to Net income / (loss) from continuing operations, the most directly comparable U.S. GAAP financial measure, for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In U.S. dollars)	2024	2023	2024	2023
Net Income / (loss) from continuing operations, net of taxes	$2,836,455	$(5,387,321)	$48,021,812	$(3,710,568)
Depreciation and amortization	3,660,974	5,923,845	11,048,829	17,225,392
Interest and finance costs, net (1)	(1,500,652)	1,940,963	(822,812)	6,618,695
US source income taxes	5,078	33,727	99,687	98,906
EBITDA	$5,001,855	$2,511,214	$58,347,516	$20,232,425
Unrealized loss / (gain) on equity securities	1,809,827	8,362,915	(9,427,850)	13,470,342
Adjusted EBITDA	$6,811,682	$10,874,129	$48,919,666	$33,702,767

(1)	Includes interest and finance costs and interest income, if any.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include generally: the effects of the spin-off of our tanker business, our business strategy, expected capital spending and other plans and objectives for future operations, dry bulk and containership market conditions and trends, including volatility in charter rates (particularly for vessels employed in short-term time charters or index linked period time charters), factors affecting supply and demand, fluctuating vessel values, opportunities for the profitable operations of dry bulk and container vessels and the strength of world economies, changes in the size and composition of our fleet, our ability to realize the expected benefits from our past or future vessel acquisitions, our ability to realize the expected benefits of vessel acquisitions, increased transactions costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessels, our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, compliance with applicable laws, and any impacts on our reputation due to our association with them, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, in particular due to economic, financial or operational reasons, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance, and costs associated with climate change, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue), instances of off-hire, due to vessel upgrades and repairs, fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies, any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach, existing or future disputes, proceedings or litigation, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, including due to high volume transactions in our shares by retail investors, potential conflicts of interest involving affiliated entities and/or members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events, including armed conflicts such as the war in Ukraine and the conflict in the Middle East, acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions, “trade wars”, global public health threats and major outbreaks of disease, changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for dry bulk and container vessels and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy or acts of terrorism, changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry, accidents, the impact of adverse weather and natural disasters and any other factors described in our filings with the SEC. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Chief Executive Officer & Chief Financial Officer
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com